82-2418





06014139

WGN Resources



~~Grove Energy Limited~~

SUPPL

Unaudited Interim Consolidated Financial Statements

Management's Comments on
Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements of Grove Energy Limited as at March 31, 2006 and 2005 and for the three month periods then ended have been prepared by and are the responsibility of the Company's management.

dlw 6/6

Grove Energy Limited
Consolidated Balance Sheets

		March 31, 2006 (unaudited)		December 31, 2005 (audited)
Assets				
Current				
Cash and cash equivalents (Note 3)	$	10,486,923	$	10,942,966
Accounts receivable		78,440		40,397
Prepaid expenses		103,851		87,074
Total Current Assets		10,669,214		11,070,437
Refundable value added tax (Note 4)		897,521		864,215
Petroleum and natural gas properties (Note 5)		19,393,882		18,848,102
Equipment		48,879		26,389
Total Assets	**$**	**31,009,496**	**$**	**30,809,143**
Liabilities				
Current				
Accounts payable and accrued liabilities	$	510,280	$	1,617,470
Provision for asset retirement obligation		610,639		610,639
Total Liabilities		**1,120,919**		**2,228,109**
Shareholders' Equity				
Share capital (Note 6)				
Authorized:				
Unlimited common shares of no par value				
Issued:				
December 31, 2005 – 129,783,145 common shares				
March 31, 2006 – 134,172,478 common shares		63,824,542		61,987,868
Additional paid in capital		2,214,873		1,814,490
Deficit		(36,150,838)		(35,221,324)
Total Shareholders' Equity		**29,888,577**		**28,581,034**
Total Liabilities and Shareholders' Equity	**$**	**31,009,496**	**$**	**30,809,143**

Subsequent events (Note 12)

See accompanying notes to unaudited consolidated financial statements

"Glenn Whiddon"
_________________________ Director

"Michael Knowles"
_________________________ Director

Grove Energy Limited
Interim Consolidated Statements of Operations
For the three months ended

	March 31, 2006 (unaudited)	March 31, 2005 (unaudited)
Operating costs		
General and administration	$ 648,293	$ 719,205
Depreciation and amortization	1,319	2,577
Exploration expense	1,060	-
Asset retirement obligation	-	9,398
Stock-based compensation (Note 7)	576,383	-
Loss before undernoted	1,227,055	731,180
Foreign exchange (gain) loss (Note 8)	(248,766)	189,329
Interest and other income	(48,775)	(62,953)
Net loss for the period	**$ 929,514**	**$ 857,556**
Other comprehensive income (loss)	-	-
Comprehensive loss	**$ 929,514**	**$ 857,556**
Basic and fully-diluted income (loss) per share	$ (0.01)	$ (0.01)
Weighted average shares outstanding	133,063,344	114,469,260

See accompanying notes to unaudited consolidated financial statements

Grove Energy Limited
Interim Consolidated Statements of Cash Flows
For the three months ended

	March 31, 2006 (unaudited)	March 31, 2005 (unaudited)
Operating activities		
Net loss for the period	$ (929,514)	$ (857,556)
Items not affecting cash		
Depreciation and amortization	1,319	2,577
Asset retirement obligation	-	9,398
Stock-based compensation	576,383	-
Foreign exchange loss (gain)	(248,766)	189,329
	(600,578)	(656,252)
Change in non-cash working capital	(342,948)	(3,459)
Cash generated by (used for) operations	**(943,526)**	**(659,711)**
Financing activities		
Shares issued for cash	1,660,674	4,465,531
Accrued interest on promissory note	-	(35,555)
Cash generated by financing activities	**1,660,674**	**4,429,976**
Investing activities		
Petroleum and natural gas properties expenditures	(545,780)	(4,963,983)
Purchase of equipment, net of proceeds on disposal	(23,808)	(6,094)
Refundable value added tax paid	(33,306)	(117,825)
Changes in non-cash working capital	(819,063)	(3,546,041)
Cash used for (generated by) investing activities	**(1,421,957)**	**(8,633,943)**
Foreign exchange gain (loss) on cash held in foreign currency	**248,766**	**(189,329)**
(Decrease) Increase in cash and cash equivalents during the period	(456,043)	(5,053,007)
Cash and cash equivalents, beginning of period	**10,942,966**	**21,275,888**
Cash and cash equivalents, end of period	**$ 10,486,923**	**$ 16,222,881**

See accompanying notes to unaudited consolidated financial statements

Grove Energy Limited
Interim Consolidated Statements of Shareholders' Equity

	Common Shares		Additional		Other Comprehensive	
	Shares	Amount	Paid in Capital	Deficit	Income (Loss)	Total
Balance, December 31, 2004	110,100,102	$ 54,106,335	$ 2,349,700	$ (27,825,217)	$ -	$ 28,630,818
Issued on exercise of stock options	2,365,000	659,598	-	-	-	659,598
Issued on conversion of share purchase warrants	15,266,760	5,644,598	-	-	-	5,644,598
Stock-based compensation	-	-	775,460	-	-	775,460
Stock-based compensation transferred from additional paid in capital to share capital	-	1,310,670	(1,310,670)	-	-	-
Conversion of promissory note	2,051,283	266,667	-	-	-	266,667
Net loss for the year	-	-	-	(7,396,107)	-	(7,396,107)
Balance, December 31, 2005	129,783,145	61,987,868	1,814,490	(35,221,324)	-	28,581,034
Issued on exercise of stock options	800,000	180,000	-	-	-	180,000
Stock-based compensation transferred from additional paid in capital to share capital	-	176,000	(176,000)	-	-	-
Issued on conversion of share purchase warrants	3,589,333	1,480,674	-	-	-	1,480,674
Stock-based compensation	-	-	576,383	-	-	576,383
Net loss for the period	-	-	-	(929,514)	-	(929,514)
Balance, March 31, 2006	134,172,478	$ 63,824,542	$ 2,214,873	$ (36,150,838)	$ -	$ 29,888,577

See accompanying notes to unaudited consolidated financial statements

1. Nature of Operations

The Company is engaged in the acquisition, exploration, appraisal and development of oil and gas properties in Europe and the Mediterranean Margin.

2. Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and follow the same accounting policies and methods as the Company's most recent annual audited consolidated financial statements, except that, effective January 1, 2006 the Company adopted the provisions of Section 1530 *comprehensive income,* Section 3831 *non-monetary transactions,* Section 3855 *financial instruments – recognition and measurement,* and Section 3865 *hedges.* Adopting these provisions had no affect on the accounts. These financial statements should be read in conjunction with the Company's 2005 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

3. Cash and cash equivalents

Cash and cash equivalents consist of amounts in various currencies as follows:

At March 31, 2006

Currency	Amount	Exchange Rate	Canadian Dollars
Canadian Dollars	1,018,536	1.000	$ 1,018,536
Euros	4,925,124	1.417	6,978,408
United States Dollars	2,092,442	1.168	2,443,972
United Kingdom Pounds	17,066	2.029	34,643
Australian Dollars	13,590	0.836	11,364
			$ 10,486,923

At December 31, 2005

Currency	Amount	Exchange Rate	Canadian Dollars
Canadian Dollars	1,659,698	1.000	$ 1,659,698
Euros	6,565,269	1.381	9,063,354
United States Dollars	89,731	1.166	104,626
United Kingdom Pounds	56,999	2.004	114,204
Australian Dollars	1,267	0.855	1,084
			$ 10,942,966

4. Refundable value added tax

The Company has accumulated $897,521 (Euro €591,069) (2005 - $864,215, (Euro €566,850)) of refundable value added tax, which under Italian administrative procedures is not recoverable until 2008 and 2009. The recorded amount arose in connection with drilling the Abbadesse-1 well and ongoing activities within Italy.

5. Petroleum and natural gas properties

Petroleum and natural gas properties expenditures include:

	Balance as at December 31, 2005	Recognized during the period	Balance as at March 31, 2006
Acquisition costs			
San Marco Permit	$ 265,040	$ -	$ 265,040
Romania Farm-in	-	-	-
Slovenia Permit	327,408	-	327,408
Pantelleria Permit	428,531	-	428,531
	1,020,979	-	1,020,979
Deferred exploration costs			
San Marco Permit	6,234,748	274,818	6,509,566
Romania Farm-in	1,307,361	-	1,307,361
Slovenia Permit	8,700,863	201,563	8,902,426
Pantelleria Permit	992,160	47,950	1,040,110
42/13 UK North Sea	18,944	21,449	40,393
	17,254,076	545,780	17,799,856
Asset retirement obligation			
San Marco Permit	340,731	-	340,731
Romania Farm-in	-	-	-
Slovenia Permit	232,316	-	232,316
Pantelleria Permit	-	-	-
	573,047	-	573,047
Total	**$ 18,848,102**	**$ 545,780**	**$ 19,393,882**

6. Share capital

The Company's authorized share capital is an unlimited number of common shares without par value of which 134,172,478 were issued at March 31, 2006.

Stock options

On March 13, 2006, the directors granted 3,000,000 stock options to an officer of the Company. These options have an exercise price of $0.74, a life of five years and vest as to one million on March 13, 2006, one million on March 13, 2007 and one million on March 13, 2008.

During the three months ended March 31, 2006, the Company issued 800,000 common shares for proceeds of $180,000 upon exercise of stock options. The table below summarizes the number of shares reserved in respect of outstanding share purchase options.

Number of Options	Number of Underlying Shares	Number of Options Exercisable	Date of Grant	Exercise Price	Date of Expiry	Remaining Contractual Life (months)
400,000	400,000	400,000	December 13, 2003	$ 0.15	December 13, 2006	8.4
1,325,000	1,325,000	1,325,000	October 4, 2004	$ 0.40	October 4, 2007	18.1
4,025,000	4,025,000	1,341,666	June 2, 2005	$ 0.80	June 1, 2008	29.0
625,000	625,000	208,334	July 19, 2005	$ 0.80	June 1, 2008	29.0
3,000,000	3,000,000	1,000,000	March 13, 2006	$ 0.74	March 13, 2011	69.5
	9,375,000	4,275,000		$ 0.70		39.5

The following table shows for 2005 and 2006, in respect of option plans, the number of shares reserved for outstanding options at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price.

	Options	Weighted Average Price
Reserved at December 31, 2004	5,060,000	$ 0.31
Granted	4,650,000	0.80
Exercised	(2,365,000)	0.28
Expired	(170,000)	0.29
Reserved at December 31, 2005	7,175,000	$ 0.63
Granted	3,000,000	0.74
Exercised	(800,000)	1.23
Expired	-	-
Reserved at March 31, 2006	9,375,000	$ 0.70
Exercisable at March 31, 2006	4,275,000	$ 0.60

The Company's Stock Option Plan is subject to annual shareholder approval and provides for the grant of options to purchase up to 10 per cent of the outstanding shares of the Company to directors, officers, employees or consultants. The Company's policy, adopted in 2006, is to grant options:

(a) with an exercise price that is 5 per cent greater than the weighted average trading price of the shares for the thirty days immediately preceding the date that stock options are granted;
(b) that vest as to one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant; and
(c) that have an expiry date of between three and five years.

Warrants

During the three months ended March 31, 2006, the Company issued 3,589,333 common shares for proceeds of $1,480,674 upon conversion of share purchase warrants.

As at March 31, 2006 the number of shares reserved for outstanding share purchase warrants was:

Number of Warrants	Number of Underlying Shares	Date of Grant	Conversion Price	Date of Expiry	Remaining Contractual Life (months)
2,080,000	2,080,000	April 28, 2004	$ 0.40	April 29, 2006	0.9

These warrants were converted or expired subsequent to March 31, 2006, details of which are set out in Note 12(a).

The following table shows for 2005 and 2006 the number of shares reserved for outstanding warrants at the beginning of the year, the number of warrants issued, converted and expired during the periods and the number of shares reserved for outstanding warrants at the end of the period, together with their weighted average conversion price.

	Warrants	Weighted Average Price
Reserved at December 31, 2004	24,023,810	$ 0.43
Issued	2,051,283	0.13
Converted	(15,266,760)	0.37
Expired	-	-
Reserved at December 31, 2005	10,808,333	0.52
Issued	-	-
Converted	(3,589,333)	0.41
Expired	(5,139,000)	0.65
Reserved at March 31, 2006	2,080,000	$ 0.40

7. Stock based compensation

The estimated fair value, as determined by a Black-Scholes option pricing model, of stock options granted during 2005 and 2006 and future charges to operations are set out below.

Date of grant	June 2, 2005	July 19, 2005	March 13, 2006	Total or Average
Number of options	4,025,000	625,000	3,000,000	7,650,000
Number expected to vest	4,025,000	625,000	3,000,000	7,650,000
Estimated life	3 years	3 years	5 years	3.8 years
Share price at date of grant	$0.70	$0.70	$0.74	$0.72
Option exercise price	$0.80	$0.80	$0.74	$0.77
Risk free interest rate	3.25%	3.25%	3.95%	3.52%
Estimated volatility	88.0%	85.4%	76.4%	83.2%
Option fair value	$0.382	$0.373	$0.477	$0.418
Compensation cost	**$1,538,388**	**$232,862**	**$1,430,411**	**$3,201,661**

The fair value of stock options granted is charged to operations over the lesser of the vesting period or the expected life of the options.

The Company will incur future stock based compensation expense of $1,849,818 related to stock options outstanding at March 31, 2006:

					Timing of Expense Recognition			
Options	Grant Date	Strike Price	Expiry Date	Total Related Expense	2004	2005	March 31, 2006	**Future Expense**
200,000	22 Mar2004	$ 0.20	21 Mar2007	$ 43,517	$ 43,517	$ -	$ -	$ -
1,525,000	4 Oct2004	$ 0.40	4 Oct2007	513,658	513,658	-	-	-
4,025,000	2 Jun2005	$ 0.80	1 Jun2008	1,538,388	-	683,708	85,466	**769,214**
625,000	19 Jul2005	$ 0.80	2 Jun2008	232,862	-	91,752	14,113	**126,997**
3,000,000	13 Mar2006	$ 0.74	13 Mar2011	1,430,411	-	-	476,804	**953,607**
9,375,000					**$557,175**	**$ 775,460**	**$ 576,383**	**$ 1,849,818**

Future stock compensation expense from existing outstanding stock options for the remainder of the year ended 2006 will be $537,139, for 2007 $716,185, 2008 $517,027, and 2009 will be $79,467.

8. Foreign exchange gain and loss

The Company's reporting currency is the Canadian Dollar. Transactions recorded in foreign currencies, the accounts of foreign subsidiaries and foreign currency cash and cash equivalents have been translated into Canadian dollars as follows:

(a) Monetary assets and liabilities at rates prevailing at the consolidated balance sheet dates.
(b) Non-monetary assets and liabilities have been translated at historical rates.
(c) Gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

During the three months ended March 31, 2006, the Company reported an exchange gain of $248,766. This gain stemmed from holding foreign currency balances, as follows:

	Exchange rate during the three months ended March 31, 2006 High	Low	March 31, 2006	Exchange (Gain) Loss
United States Dollar	1.1726	1.1322	1.168	$ (4,490)
United Kingdom Pound	2.0661	1.9806	2.029	(3,513)
European Union Euro	1.4189	1.3523	1.417	(241,341)
Australian Dollar	0.8788	0.8247	0.836	578
				$ (248,766)

9. Differences between Canadian and United States Generally Accepted Accounting Principles

(a) Deferred exploration expenditures

Under Canadian GAAP petroleum and natural gas exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted or a property is abandoned at which time deferred property costs are written off. Under U.S. GAAP all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following table provides a summary of the impact on these financial statements that would result from the application of US accounting principles to petroleum and natural gas property expenditures.

	March 31, 2006	December 31, 2005
Assets		
Petroleum and natural gas property expenditures	$ 19,393,882	$ 18,848,102
Costs to be expensed	(19,393,882)	(18,848,102)
Petroleum and natural gas property expenditures US GAAP	$ -	$ -
Operations		
Net income (loss) before discontinued operations	$ (929,514)	$ (7,396,107)
Write down of property expenditures	-	1,612,590
Costs to be expensed	(545,780)	(11,410,130)
Income (loss) before discontinued operations US GAAP	(1,475,294)	(17,193,647)
Discontinued operations	-	-
Net income (loss) US GAAP	$ (1,475,294)	$ (17,193,647)
Deficit		
Deficit, end of period	$ 36,150,838	$ 35,221,324
Cumulative net income adjustment	19,393,882	18,848,102
Deficit, end of period US GAAP	$ 55,544,720	$ 54,069,426
Cash Flows – Operating Activities		
Cash applied to operations	$ (943,526)	$ (3,300,746)
Net income (loss)	929,514	7,396,107
Non-cash working capital applied from investing activities	(819,063)	(2,093,846)
Net income (loss) US GAAP	(1,475,294)	(17,193,647)
Non-cash component of operating costs	-	-
Cash applied to operations US GAAP	$ (2,308,369)	$ (15,192,132)

Cash Flows – Investing Activities				
Cash provided from (used in) investing activities	$	(1,421,957)	$	(11,999,293)
Non-cash working capital applied to operating activities		819,063		2,093,846
Property costs expensed under US GAAP		545,780		9,797,540
Cash provided from (used in) investing activities US GAAP	$	(57,114)	$	(107,907)
Loss per share				
Weighted average shares outstanding		133,063,344		124,507,593
Income (loss) before discontinued operations US GAAP	$	(1,475,294)	$	(17,193,647)
Net income (loss) US GAAP	$	(1,475,294)	$	(17,193,647)
Income (loss) per share before discontinued operations US GAAP	$	(0.01)	$	(0.14)
Net income (loss) per share US GAAP	$	(0.01)	$	(0.14)

10. Segmented information

During 2006, the Company was engaged in one operating activity – the acquisition, exploration and development of petroleum and natural gas properties. The Company's corporate office provides financial, human resources and technical support to its operations in the United Kingdom, Italy, Romania and Slovenia.

Segmented disclosures and company-wide information are as follows:

March 31, 2006	Corporate Office	Italy	Romania	Slovenia	UK	Total
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses	873,296	56,937	-	(719)	-	929,514
Net loss	(873,296)	(56,937)	-	719	-	(929,514)
Segmented Assets	$ 9,336,574	$ 10,760,895	$ 1,307,361	$ 9,564,274	$ 40,392	$ 31,009,496

March 31, 2005	Corporate Office	Italy	Romania	Slovenia	UK	Total
Revenue	$ -	$ -	$ -	$ -	$ -	$ -
Operating expenses	672,372	154,399	-	30,784	-	857,555
Net loss	(672,372)	(154,399)	-	(30,784)	-	(857,555)
Segmented Assets	$ 17,199,129	$ 7,524,212	$ 99,316	$ 8,670,665	$ -	$ 33,493,322

11. Supplemental cash flow information

The following non-cash transactions were recorded during the three months ended March 31, 2006 and 2005:

	March 31, 2006	March 31, 2005
Financing activity		
Settlement of convertible notes	$ -	$ 270,000

The following cash transactions were recorded during the three months ended March 31, 2006 and 2005:

	March 31, 2006	March 31, 2005
Taxes paid	$ -	$ -
Interest paid	$ -	$ -
Interest received	$ 48,775	$ 62,953

12. Subsequent events

(a) Warrants converted

Subsequent to the period ended March 31, 2006, the Company issued 1,996,667 common shares for cash proceeds of $798,667 on the conversion of share purchase warrants and 83,333 warrants expired on April 29, 2006.

(b) Property interest acquisition

During April, 2006, the Company entered into agreements with the Tunisian Republic to explore the Kerkouane and Chorbane permit areas. Under the agreements the Company must carry out certain exploration activities within a two-year period. The Company will provide two bank guarantees totaling US$2,000,000 (approximately$2,332,000) in favour of the Tunisian Republic. The funds deposited under the guarantee agreement will be released as exploration activities are carried out.

The rights and obligations relating to the Kerkouane and Chorbane permit areas are held by Anschutz Overseas (Tunisia) Corporation ("AOTC") a private Colorado company, which has been acquired by the Company. Consideration for the Company's 100 percent interest in AOTC is estimated to amount to US$502,000 (approximately $582,000) and will be treated as an asset purchase.

(c) Convertible notes

On May 12, 2006 the Company issued US$ 15,000,000 of 8.75% secured, subordinated convertible notes (the "Notes") for gross proceeds of approximately $16,667,000. Net proceeds after fees and expenses related to the issuance are estimated to be $16,200,000.

The Notes have a maturity of five years and bear an 8.75% annual coupon payable half-yearly. The principal amount of the Notes may be converted into common shares of Grove at a price of $1.00 per common share:

(i) at the holder's election; and
(ii) at Grove's election, if the weighted average price of common shares on the TSX Venture Exchange ("TSX-V") is $1.70 or greater for a period of 25 consecutive days.

Interest may be paid in common shares or cash during the first year of the term of the Notes at the Company's election and in subsequent years at the holder's election. Common shares issued, if any, in respect of interest will be issued for an amount that equates to a 10% discount to the 30-day weighted average price of common shares on the TSX-V preceding the coupon payment date. The Notes are subordinate to permitted encumbrances including, among others, any banking facilities or other debt entered into to develop Grove's properties and are secured by a general charge over Grove's assets.

Grove Energy Limited

First Quarter 2006 Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") focuses on significant factors that affected Grove Energy Limited's ("Grove" or the "Company") performance and factors that may affect its future performance. This MD&A has been prepared as of May 23, 2006 and is for the first quarter ending March 31, 2006. It should be read in conjunction with the unaudited consolidated financial statements for the three month periods ended March 31, 2006 and 2005 and the related notes contained therein.

The significant accounting policies followed by Grove are described in Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2005. These policies have been applied consistently as at and for the three month period ended March 31, 2006, except that effective January 1, 2006 the Company adopted, in accordance with recent pronouncements of the Canadian Institute of Chartered Accountants, new policies in respect of comprehensive income, non-monetary transactions, financial instruments – recognition and measurement, and hedges. The December 31, 2005 audited consolidated financial statements of the Company and other information about Grove may be found on SEDAR at www.sedar.com.

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make assumptions which result in estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management of the Company has designed and supervises control procedures over financial reporting and disclosure which it believes provide reasonable assurance that material information is properly reported or disclosed in a timely manner. Management also believes that the Company's control procedures provide reasonable assurance that the accounts of the Company and the preparation of the Company's consolidated financial statements as at March 31, 2006 and 2005 and for the three month periods then ended were prepared in accordance with Canadian generally accepted accounting principles.

Some of the statements in this MD&A are forward-looking statements that describe the Company's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in the price of oil and gas, technological and operational hazards in Grove's drilling and exploration activities or development activities, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Grove is active, labour relations and other factors or risks set out from time to time in Grove's disclosure documents. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

Discussion of Operations and Financial Results

For the three months ended March 31, 2006, the Company recorded a loss of $929,514 or $0.01 per share compared with a loss of $857,556 or $0.01 per share for the three months ended March 31, 2005. A significant increase occurred in stock-based compensation expense. There was a foreign exchange gain in the most recent quarter compared to a loss for the three months ended March 31, 2005.

Stock-based compensation expense increased because of the award of stock options subsequent to March 31, 2005. The foreign exchange gain resulted from the depreciation of the Company's reporting currency (the Canadian dollar) against the Euro. The Company holds the

majority of its cash and cash equivalents in Euros, which is the currency in which most of the Company's expenditures are likely to occur.

The Canadian dollar to Euro exchange rate was 0.72 on December 31, 2005 and fell to 0.71 on March 31, 2006. For the same three months in 2005 the dollar appreciated from 0.61 on December 31, 2004 to 0.64 on March 31, 2005. As the Canadian dollar depreciated against the Euro, the Company's Canadian dollar cash balance increased, which resulted in a foreign exchange gain of $248,766 for the three months ending March 31, 2006. During the first quarter of 2005, the dollar appreciated relative to the Euro and the Company recorded a foreign currency translation loss.

Petroleum and Natural Gas Property Expenditures

Expenditures on petroleum and natural gas properties for the three months ended March 31, 2006 were $545,780 compared with $4,963,983 for the three months ended March 31, 2005.

Expenditures during the three months ended March 31, 2006 were primarily for geological and geophysical work and permitting of additional well sites within the San Marco Permit area, and deepening and testing of the D-14 well in Slovenia. During the first quarter of 2005 expenditures were primarily for drilling and testing of the Abbadesse 1discovery well within the San Marco Permit area and the D-14 well in Slovenia and for seismic acquisition within the Sicily Channel.

The following table summaries the petroleum and natural gas property expenditures for the three month periods ended March 31, 2006 and 2005.

	For the three months ended March 31, 2006	For the three months ended March 31, 2005
San Marco Permit	$ 274,818	$ 2,133,062
Slovenia Farm-in	201,563	1,948,485
Romania Farm-In	-	99,316
Pantelleria Permits	47,950	783,120
42/13 UK North Sea	21,449	-
Total	**$ 545,780**	**$ 4,963,983**

General and Administration Expenditures

The following table summarizes general and administration expenses for the three month periods ended March 31, 2006 and 2005:

	For the three months ended March 31, 2006	For the three months ended March 31, 2005
Salaries, benefits and consulting	$ 464,383	$ 440,555
Travel	32,761	82,330
Office, rent and other	51,827	51,580
Legal and professional fees	32,438	57,952
Directors' fees	20,616	45,740
Shareholder relations	6,018	24,481
Accounting and auditing	-	3,665
Directors' liability insurance	14,998	-
Bank charges and other	25,252	12,902
Total	**$ 648,293**	**$ 716,205**

Decreases in general and administration costs for the three months ended March 31, 2006 compared with the same period ending 2005 resulted from reduced travel costs, lower legal expenses, and printing and mailing expenses recorded within shareholder relations.

Summary Quarterly Results

The following table sets out the Company's operating results for each of the most recent quarterly periods.

	March 2006	December 2005	September 2005	June 2005	March 2005	December 2004	September 2004	June 2004
Total Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) before discontinued operations	(929,514)	(3,262,373)	(1,465,822)	(1,810,355)	(857,557)	(1,816,480)	(328,947)	(425,373)
Income (loss) per share before discontinued operations	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)
Discontinued operations	-	-	-	-	-	-	-	-
Income (loss) for the period	(929,514)	(3,262,373)	(1,465,822)	(1,810,355)	(857,557)	(1,816,480)	(328,947)	(425,373)
Net income (loss) per share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)

The net loss for the quarter ended March 31, 2006 was $929,514, which included a charge of $576,383 for stock-based compensation expense and credit of $248,766 for currency exchange gains. Stock-based compensation expense, related to the stock options granted in 2005 and 2006, will average approximately $180,000 per quarter for the next nine quarters, then $80,000 per quarter for the three quarters thereafter. Details of outstanding stock options and stock option expense are set out in note 7 to the March 31, 2006 unaudited consolidated financial statements.

Liquidity

At March 31, 2006 working capital amounted to $10,159,000. Ongoing operating costs are expected to remain at about $0.65 million per quarter. Committed capital expenditures, at this time, amount to approximately $0.5 million and are included in accounts payable at March 31, 2006.

On May 12, 2006, the Company entered into an agreement to issue US$15,000,000 ($16,700,000) of convertible notes. The notes have a five-year term and bear interest at 8.75 per cent per annum. Interest for the first year of the term will be payable, at the Company's election, in either Common Shares or cash. Common Shares issued in satisfaction of interest will be deemed to be issued at a conversion price equal to a 10 per cent discount to the 30 day volume weighted average trading price of the Common Shares immediately preceding the determined date of conversion. The notes may be converted, by the holders, at any time during the term into Common Shares at the ratio of one Common Share for each $1.00 of principal outstanding. If the volume weighted average price of the Common Shares is greater than or equal to $1.70 for 25 consecutive trading days the Company may cause the notes to be converted into Common Shares at the ratio of one Common Share for each $1.00 of principal outstanding.

After issuing the convertible notes working capital is approximately $25.2 million.

Within the next twelve months capital spending commitments are expected to be in the order of $15 million to $20 million. The timing and amount of capital spending are dependent on permitting of drilling and development activities and the availability of drilling equipment. Exploration and development drilling equipment and trained workers is in scarce (relative to the recent past) supply. The Company's exploration and development programs may be delayed by a lack of necessary equipment or personnel.

Spending is expected to include drilling of additional wells within San Marco, the purchase of seismic data within Italy, the acquisition of additional seismic data and exploration drilling in Romania, funding obligations related to the development of the Dutch and UK North Sea licences and geological and geophysical activities within Tunisia.

Management believes that the Company has sufficient capital resources to fund operations and committed and planned capital spending for more than the next twelve months.

Financial Instruments

The Company's financial instruments include short-term deposits (original maturity of 30 days), accounts receivable and accounts payable. Short-term deposits, accounts receivable and payable arise in the normal course of operations. These items are recorded at their carrying value which approximates fair value due to their immediate or short term maturity. The Company is not subject to any significant credit, liquidity or interest rate risk with respect to these instruments.

Share Capital

As of March 31, 2006 there were 134,172,478 shares issued and outstanding. As at May 23, 2006 there were 136,169,145 shares issued and outstanding and 9,375,000 options to purchase common shares at a weighted average exercise price or $0.72.

New Accounting Pronouncements

During 2005, the Accounting Standards Committee of the Canadian Institute of Chartered Accountants issued Section 1530, *comprehensive income*, Section 3831, *non-monetary transactions*, Section 3855, *financial instruments – recognition and measurement,* and Section 3865, *hedges*. A summary description of these pronouncements may be found at in the Company's 2005 Form 51-102F1 – *Management Discussion and Analysis* at www.sedar.com . These new accounting pronouncements were adopted by the Company on January 1, 2006 and had no material affect on the Company's accounts.